Filed pursuant to Rule 433

May 10, 2022

Relating to

Preliminary Prospectus Supplement dated May 10, 2022

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-01

Piedmont Natural Gas Company, Inc.

$400,000,000 5.05% Senior Notes due 2052

Pricing Term Sheet

Issuer:	Piedmont Natural Gas Company, Inc. (the “Issuer”)

Trade Date:	May 10, 2022

Settlement Date:	May 13, 2022; T+3

Security Description:	5.05% Senior Notes due 2052 (the “Notes”)

Expected Ratings (Moody’s/S&P)*:	A3 (Stable) / BBB+ (Stable)

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2022

Principal Amount:	$400,000,000

Maturity Date:	May 15, 2052

Price to the Public:	99.129% per Note, plus accrued interest, if any, from May 13, 2022

Coupon:	5.05%

Benchmark Treasury:	1.875% due November 15, 2051

Benchmark Treasury Yield:	3.137%

Spread to Benchmark Treasury:	+197 bps

Yield to Maturity:	5.107%

Redemption Provisions/ Make-Whole Call:	Prior to November 15, 2051 (the date that is six months prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Notes being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	720186AP0/US720186AP00

Joint Book-Running Managers:	Mizuho Securities USA LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC Regions Securities LLC Cabrera Capital Markets LLC C.L. King & Associates, Inc.

* Note: Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271–7403, RBC Capital Markets, LLC toll-free at (866) 375-6829, SMBC Nikko Securities America, Inc. toll-free at (888) 868–6856 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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